October 20, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andi Carpenter and Anne McConnell

Re:	AMERI Holdings, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019
Filed August 12, 2020
File No. 001-38286

Ladies & Gentlemen:

This letter sets forth responses on behalf of AMERI Holdings, Inc., a Delaware corporation (the “Company”), to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 6, 2020 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019, as amended (“Form 10-K”).

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraph in this letter and is restated prior to the response to the comment.

Notes to the Financial Statements

Note 2 Summary of Significant Accounting Policies

Basis of Presentation, page F-7

1. Please refer to prior comment three. Your disclosure that certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted is not appropriate. Please confirm to us and revise future filings to clarify that your annual financial statements include all material information and note disclosures required by US GAAP.

Response: We confirm to you and will revise future filings to clarify that our annual financial statements include all material information and note disclosures required by US GAAP.

Very truly yours,

/s/ Barry Kostiner
Barry Kostiner
Chief Financial Officer

cc: Richard Friedman, Sheppard Mullin, Richter & Hampton LLP